UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2009

Commission File Number: 0-3003

THOMSON

46 quai Alphonse Le Gallo
92648 Boulogne-Billancourt
France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated May 7, 2009

Item 1

PRESS RELEASE

Thomson Announces the Filing with the SEC of the Form 20-F
for the Year Ended December 31, 2008

Paris, May 7, 2009 – On May 6, 2009, Thomson (Euronext Paris: 18453; NYSE: TMS) filed its Annual Report on Form 20-F for the year ended December 31, 2008 with the Securities and Exchange Commission (SEC). The 2008 Form 20-F can be downloaded from the SEC’s website at www.sec.gov or from Thomson’s website at www.thomson.net.

Thomson shareholders and holders of Thomson American Depositary Receipts (ADRs) can request copies of the 2008 Form 20-F including its complete audited financial statements, free of charge, from Thomson, by submitting their request through the “Order Paper Publication” link: http://www.thomson.net/Annual-Report

Notice

Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements, including any discussion of management expectations for future periods, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business and regulatory factors, many such factors being outside of our control. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (Information Réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

Contacts

External Communications, phone: +33 1 41 86 53 93

Investor Relations, phone: +33 1 41 86 55 95

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON

Date:	May 7, 2009	By:	/s/ Carole Jais
			Name:	Carole Jais
			Title:	Corporate Secretary